Exhibit 99.1

PAN AMERICAN SILVER DELIVERS NEW RECORDS FOR
PRODUCTION, INCOME, AND CASH FLOW FOR 2010

Produced 24.3 Million Ounces of Silver, Completing our 15th Consecutive Year of Growth

 (All amounts in US dollars unless otherwise stated and all production figures are approximate)

Vancouver, B.C. – February 15, 2011 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the “Company”), today reported on its 15th consecutive year of silver production growth and posted record financial results for the fourth quarter and fiscal year ended December 31, 2010.  The Company also provided an update on its operations and development projects, as well as a forecast for production and costs for 2011.

Fourth Quarter 2010 Highlights (unaudited) 1
• Silver production of 5.7 million ounces.
• Gold production of 19,249 ounces.
• Consolidated cash costs of $6.612 per ounce of silver, net of by-product credits.
• Record mine operating earnings4 of $91.2 million, an increase of 59%.
• Record net income of $46.4 million or $0.43 per share, an increase of 67%.
• Record cash flow from operations (excluding changes in non-cash working capital)3 of $82.6 million or $0.77 per share, an increase 57%.
• Record sales of $191.1 million, an increase of 24%.

2010 Year-End Highlights (unaudited) 1
• Silver production increased 5% to a record 24.3 million ounces.
• Gold production declined slightly to 89,555 ounces.
• Cash costs rose 3% to $5.692 per ounce of silver, net of by-product credits.
• Mine operating earnings4 rose 90% to a record $239.8 million.
• Net income increased 82% to a record $112.6 million or $1.05 per share.
• Cash flow from operations (excluding changes in non-cash working capital) 3 increased 44% to a record $218.3 million or $2.04 per share.
• Sales increased 39% to a record $632 million.
• Cash and short term investments increased $167.4 million to of $360.5 million at December 31, 2010.
• Instituted quarterly cash dividend of $0.025 per share and distributed a total of $0.075 per share.
• Completed and released a preliminary assessment for the world-class Navidad silver project in Argentina.

2011 Forecast and Plans
• Silver production to decrease modestly to 23 to 24 million ounces, at a cash cost of $7.00 to $7.50 per ounce, net of by-product credits.
• Produce final feasibility study for the Navidad silver project.
• Complete preliminary assessment for the La Preciosa silver project, in Mexico.

1 Financial information in this news release is based on Canadian GAAP; results are unaudited; percentages compare period-on-period.
2 Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that, in addition to cost of sales, cash costs per ounce is a useful and complementary benchmark that investors use to evaluate the Company’s performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry.  However, the term cash costs per ounce does not have a standardized meaning prescribed by Canadian GAAP.  Investors are cautioned that cash costs per ounce should not be construed as an alternative to cost of sales determined in accordance with Canadian GAAP as an indicator of performance. The Company’s method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company’s cash costs per ounce may not be comparable to similarly titled measures used by other entities.  See “Financial and Operating Highlights” below for a reconciliation of this measure to the Company’s cost of sales.
3 Cash flow from operations (excluding changes in non-cash working capital) is a non-GAAP measure. This non-GAAP measure is used by the Company to manage and evaluate operating performance and the Company considers this measure to better reflect normalized cash flow generated by operations. Cash flow per share is a non-GAAP measure. Cash flow per share is used as a measure of return on capital and is calculated using cash flow from operations, before working capital changes, divided by basic weighted average shares outstanding.  Investors are cautioned that this measure is not defined in current GAAP and there is no comparable measure defined in GAAP.
4 Mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, and is considered to be substantially the same as gross margin.

“By almost every measure, 2010 was the best year in Pan American’s history”, said Geoff Burns, President & CEO.  “We recorded our 15th consecutive year of silver production growth.  We completed the acquisition of the world class Navidad silver development project in January, and by the end of November had completed sufficient technical work to release our preliminary assessment.  Riding the wave of increasing silver prices and production growth we delivered new records for net income and net cash flow, ending 2010 with over $360 million in the bank.  We paid our first ever dividend in February and then doubled the frequency of distributions nine months later.  In 2010, more than ever before, Pan American was able to realize on the hard work and investments in growth we had made over the previous 5 years.  We are well positioned to continue to deliver superior financial results while we prepare to move forward with Navidad, the biggest growth project we’ve ever had.”

Financial Results

During the fourth quarter of 2010, Pan American generated a new quarterly record for consolidated net income of $46.4 million or $0.43 per share, which was 67% higher than in the same period of 2009. The increase was directly attributable to higher realized prices for all metals produced by the Company, partially offset by the write-off of the carrying value of the Pyrite Stockpile inventory of $1.5 million.  Consolidated net income for the year was $112.6 million or $1.05 per share, also a new company record and an increase of 82% compared to 2009.  Net income for the full year was boosted by record silver production and significantly higher realized metals prices, partially offset by higher direct operating costs, increased exploration and project development expenses incurred for the advancement of the Navidad and La Preciosa projects and the write down of inventory and receivable balances of $4.8 million related to the closure of Doe Run’s La Oroya smelter in Perú.

Sales during the fourth quarter rose to $191.1 million, an increase of 24% from sales recorded in the fourth quarter of 2009.  The positive variance resulted from significantly higher metal prices, partially offset by reduced metal production.  Pan American’s consolidated revenues for the full year were a record $632 million or 39% more than in 2009, thanks to record silver production and higher realized prices for all metals produced by the Company.

During the fourth quarter of 2010, the Company generated record mine operating earnings of $91.2 million, or 59% more than in the last quarter of 2009.  Annual consolidated mine operating earnings were also a record $239.8 million, 90% higher than a year ago.

Cash flow from operations, before changes in non-cash operating working capital, during the fourth quarter jumped 57% from a year ago to a record $82.6 million.  Consolidated cash flow from operations, before changes in non-cash operating working capital, for 2010 was also a record $218.3 million or 44% higher than in 2009.

At December 31, 2010, Pan American had cash and short term investments of $360.5 million and the Company’s working capital position had increased to $433.8 million.  The Company is debt free, except for some minor capital leases for equipment, and has not drawn on its existing credit facility.

Production and Operations

During the fourth quarter of 2010, the Company produced 5.7 million ounces of silver and 19,249 ounces of gold, which represented a decrease of 5% and 28% respectively from the last quarter of 2009.  Alamo Dorado was once again the Company’s largest silver producer at 1.4 million ounces; however, silver production was negatively affected by a decrease in silver produced at the Company’s Peruvian operations and at the San Vicente mine in Bolivia.  Lower ore grades, and as a consequence lower recoveries, were the main reasons that silver production declined at these operations during the fourth quarter.

2010 was Pan American’s 15th consecutive year of silver production growth, with consolidated production of 24.3 million ounces of silver, a 5% increase over 2009 and well ahead of our previously released annual forecast of 23.5 million ounces.  As expected, gold production decreased to 89,555 or 11% less than in 2009.  Annual silver production was driven by 6.7 million ounces produced at Alamo Dorado, where we mined more quantities of higher grade ore than anticipated.  Annual gold production declined due to the expected decrease in gold grades at Manantial Espejo, where annual production declined 11% from 2009 levels to 62,843 ounces.  Annual zinc, lead and copper production at 43,103 tonnes, 13,629 tonnes and 5,221 tonnes, respectively was basically in line with the Company’s forecast.

Consolidated cash costs for the fourth quarter of 2010 rose to $6.61 per ounce of silver, net of by-product credits.  The increase was directly attributable to less by-product credits from less gold and zinc production, the cost impact of processing more tonnes at Huaron at lower grades, and an increase in the Provincial Royalty at Manantial Espejo.  2010 consolidated cash costs were $5.69 per ounce of silver, net of by-product credits, a 3% increase from the $5.53 posted in 2009, but well below the Company’s announced 2010 guidance of $5.90 per ounce for 2010.

Outlook

In 2011 the Company expects to produce 23 to 24 million ounces of silver, a decrease of approximately 3% from 2010 production levels.  Management believes that forecasted silver production declines at Alamo Dorado (approximately 28%) and Quiruvilca (approximately 10%), will be partially offset by expected production gains at Huaron, San Vicente, La Colorada and Manantial Espejo.  Forecasted silver production and cash costs for each operation are presented below:

	Estimated Silver Production Million ounces	Estimated Cash Costs Per Ounce US$
Huaron	3.1 – 3.2	11.10 – 13.00
Morococha	2.6 – 2.7	4.80 – 6.60
Quiruvilca	1.0 – 1.1	8.80 – 9.90
San Vicente	3.2 – 3.3	7.60 – 8.60
La Colorada	4.1 – 4.2	7.60 – 8.50
Alamo Dorado	4.8 – 5.1	5.30 – 5.70
Manantial Espejo	4.2 – 4.5	4.80 – 5.60
TOTAL	23.0 – 24.0	7.00 – 7.50 1

1 For purposes of estimating 2011’s cash cost, the Company assumed the following price leves for its by-product production: Zn $2,150/tonne; Pb $2,150/tonne; Cu $9,000/tonne; Au $1,320/oz.

As expected, the gold grade at Manantial Espejo will decline in the coming year and as a consequence the Company is forecasting approximately 13% lower consolidated gold production in 2011, at 76,000 to 78,000 ounces.  Zinc and lead production should increase modestly from last year to between 44,000 to 46,000 tonnes and 14,000 tonnes respectively, while copper production is expected to remain flat at between 5,200 to 5,500 tonnes.

The Company expects upward-inflationary operating cost pressures to persist throughout 2011, particularly in respect of our labour costs and reduced gold production.  Royalty increases, stronger local currencies (relative to the US$) and increased concentrate treatment charges are all likely to push our cash costs higher to $7.00 to $7.50 per ounce of silver, net of by-product credits.  For purposes of forecasting 2011’s cash costs, the Company has assumed lower by-product metal prices.

Growth Projects

During 2010, Pan American invested $37.5 million in the world-class Navidad silver development project. Activities were focused on diamond drilling to further define and raise confidence in the resources of the eight deposits that comprise the project, conduct basic engineering design works, and complete an Environmental Impact Assessment (“EIA”) and ultimately a full feasibility report.  The Company also launched a comprehensive community and government relations program, to improve the public’s understanding of the mining activity and to initiate an open dialogue for the amendment of the current mining law, which bans open pit mining in the province of Chubut where Navidad is located.

On November 30, 2010, the Company released the results of Navidad’s preliminary assessment, which defined a highly economic project which would recover the mineral resources through conventional surface mining methods.  It is estimated that Navidad could produce an average of 19.8 million ounces of silver over the first 5 years of operation, have a mine life in excess of 17 years and generate an after-tax return of $1.2 billion at a 5% discount rate (assuming a $25 per ounce silver price).  The construction of a 15,000 tonnes-per-day operation would require approximately $760 million in pre-production costs, excluding $133 million in recoverable VAT.  The project would provide direct employment to approximately 1,500 individuals during the construction phase and to 500 individuals during the operations phase.

The preliminary assessment was subsequently filed with the applicable regulatory authorities on January 14, 2011 and is available on SEDAR at www.sedar.com.  The Company expects to complete an EIA during the second quarter of 2011 and a full feasibility study early in the fourth quarter.  In 2011, the Company plans to invest $44.7 million in Navidad’s continued development, including $16 million for continued diamond drilling.  The remainder will be directed towards preparation of the EIA, tailings site and geotechnical evaluation, metallurgical studies, basic engineering designs, the feasibility study and community and government relations activities.  Pan American remains confident that an open and informed dialogue regarding open cut mining in the Central Meseta of Chubut will ultimately be resolved favourably and lead to the responsible development of Navidad.  The Company intends to continue working with the local communities and provincial government to transform Navidad into a world-class silver mine.

During 2010 Pan American was also very active at the La Preciosa joint-venture, where the Company invested a total of $10 million in exploration and delineation drilling, metallurgical testing and engineering activities.  The Company is currently completing additional work to evaluate alternative extraction and development scenarios to maximize the project’s economics, in view of the improved metals price environment.  During the first half of 2011, Pan American expects to invest $1 million at La Preciosa to complete a preliminary assessment by mid-year 2011.

Furthermore, in 2011 Pan American expects to invest $54 million in sustaining capital at its seven operating mines, including $11 million for brownfield exploration.  In addition, the Company expects to spend approximately $12 million in greenfield exploration.

In closing, Geoff Burns said, “Throughout 15 years of uninterrupted production growth we have built our reputation as a solid operating company that delivers on our production, cost and growth targets.  Over the same period, we’ve managed our balance sheet very conservatively.  Together, these attributes, coupled with continued strong prices, should serve us well, as we prepare to embark on the largest development project in our Company’s history.”

***

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad silver development project in Chubut, Argentina and is the operator of the La Preciosa joint-venture project in Durango, Mexico.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive VP Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss the results on Wednesday, February 16, 2011 at 11:00 am ET (08:00 am PT).  To access the conference, North American participants dial toll free 1-800-319-4610.  International participants dial 1-604-638-5340.  A live audio webcast can be accessed at https://services.choruscall.com/links/pan110216.html  Listeners may also gain access by logging on at www.panamericansilver.com.  The call will be available for replay for one week after the call by dialing 1-604-638-9010 and entering code 6218 followed by # sign.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY

AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS AND THE TIMING OF SUCH PRODUCTION; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INLCUDING BY NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OFRELEASE OF TECHNICAL OR OTHER REPORTS;  ; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights

	Three months ended		Twelve months ended
	December 31,		December 31,
	2010	2009	2010	2009

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income for the period	$46,389	$27,805	$112,573	$61,998
Basic earnings per share	$0.43	$0.31	$1.05	$0.71
Mine operating earnings	$91,208	$57,334	$239,807	$126,006
Cash generated by operations (before changes in
non-cash operating working capital)	$82,597	$52,485	$218,309	$151,658
Capital spending	$29,639	$8,617	$83,370	$52,751
Cash and short-term investments	$360,504	$193,097	$360,504	$193,097
Working capital	$433,789	$272,275	$433,789	$272,275

Consolidated Ore Milled & Metals
Recovered to Concentrate

Tonnes milled	1,188,648	1,194,104	4,657,935	4,464,382
Silver metal - ounces	5,667,665	5,992,726	24,285,794	23,043,539
Gold metal - ounces	19,249	26,625	89,556	100,704
Zinc metal - tonnes	10,509	11,891	43,103	44,246
Lead metal – tonnes	3,527	3,473	13,628	14,328
Copper metal - tonnes	1,261	1,582	5,221	6,446

Consolidated Cost per Ounce of Silver
(net of by-product credits)

Total cash cost per ounce(1)	$6.61	$5.36	$5.69	$5.53
Total production cost per ounce(1)	$10.54	$9.32	$9.51	$9.57

Payable ounces of silver	5,410,003	5,696,804	23,224,366	21,888,131
(used in cost per ounce calculations)

Mine Operations Highlights
	Three months ended		Twelve months ended
	December 31,		December 31,
	2010	2009	2010	2009

Huaron Mine

Tonnes milled	195,648	177,447	704,094	699,420
Average silver grade – grams per tonne	162	182	171	200
Average zinc grade – percent	2.49%	2.56%	2.43%	2.48%
Average silver recovery - percent	75.0%	77.9%	77.3%	79.2%
Silver – ounces	763,529	810,358	2,987,280	3,562,893
Gold – ounces	576	275	1,525	1,235
Zinc – tonnes	2,820	2,844	10,216	11,198
Lead – tonnes	1,222	1,062	4,346	4,372
Copper – tonnes	396	531	1,654	2,166

Total cash cost per ounce (1)	$11.86	$10.73	$12.35	$9.95
Total production cost per ounce (1)	$13.62	$12.27	$13.98	$11.33
Payable ounces of silver	700,078	731,223	2,753,906	3,225,928

Morococha Mine*

Tonnes milled	151,780	169,003	619,819	638,805
Average silver grade – grams per tonne	146	155	152	156
Average zinc grade – percent	2.42%	3.16%	2.88%	3.24%
Average silver recovery - percent	87.0%	87.2%	87.0%	86.1%
Silver – ounces	621,289	733,283	2,632,790	2,762,064
Gold – ounces	622	320	2,329	1,291
Zinc – tonnes	3,080	4,499	15,228	16,942
Lead – tonnes	1,022	1,339	4,927	5,520
Copper – tonnes	398	470	1,532	2,030

Total cash cost per ounce (1)	$5.18	$2.36	$4.43	$5.86
Total production cost per ounce (1)	$7.96	$4.98	$7.13	$8.49

Payable ounces of silver	555,351	654,293	2,338,121	2,469,949

* Production and cost figures are for Pan American’s share only. Pan American’s ownership was 92.2%.

Quiruvilca Mine

Tonnes milled	82,571	82,354	323,427	330,030
Average silver grade – grams per tonne	136	159	141	155
Average zinc grade – percent	3.74%	3.84%	3.58%	3.80%
Average silver recovery - percent	83.8%	86.5%	84.7%	86.3%
Silver – ounces	301,782	364,176	1,245,030	1,421,897
Gold – ounces	478	424	1,801	1,522
Zinc – tonnes	2,671	2,774	10,058	10,993
Lead – tonnes	825	784	2,989	3,230
Copper – tonnes	311	407	1,434	1,643

Total cash cost per ounce (1)	$3.89	$6.26	$5.87	$8.64
Total production cost per ounce (1)	$4.61	$6.85	$6.56	$9.25

Payable ounces of silver	270,666	332,568	1,128,557	1,288,720

	Three months ended		Twelve months ended
	December 31,		December 31,
	2010	2009	2010	2009

Pyrite Stockpiles

Tonnes sold	-	-	-	13,984
Average silver grade – grams per tonne	-	-	-	218
Silver – ounces	-	-	-	98,235

Total cash cost per ounce (1)	$-	$-	$-	$3.78
Total production cost per ounce (1)	$-	$-	$-	$3.78

Payable ounces of silver	-	-	-	50,218

Alamo Dorado Mine

Tonnes milled	414,543	432,944	1,675,952	1,671,257
Average silver grade – grams per tonne	130	97	147	111
Average gold grade – grams per tonne	0.37	0.36	0.38	0.39
Average silver recovery – percent	85.4%	85.4%	88.4	87.7%
Silver – ounces	1,351,451	1,062,582	6,721,258	5,320,637
Gold – ounces	4,013	4,332	16,746	18,211
Copper – tonnes	24	4	89	206

Total cash cost per ounce (1)	$3.40	$5.07	$3.16	$4.51
Total production cost per ounce (1)	$7.81	$9.81	$7.41	$9.12

Payable ounces of silver	1,344,999	1,058,770	6,683,134	5,284,037

La Colorada Mine

Tonnes milled	87,496	83,460	345,697	324,916
Average silver grade – grams per tonne	379	408	378	384
Average silver recovery – percent	88.6%	86.2%	88.0	86.2%
Silver – ounces	945,753	945,933	3,701,568	3,467,856
Gold – ounces	1,148	1,741	4,312	6,554
Zinc – tonnes	915	638	2,940	2,311
Lead – tonnes	458	288	1,366	1,205

Total cash cost per ounce (1)	$7.88	$7.66	$8.59	$7.55
Total production cost per ounce (1)	$9.14	$11.31	$9.73	$11.21

Payable ounces of silver	900,513	909,623	3,537,905	3,333,170

San Vicente Mine*

Tonnes milled	67,681	60,747	271,483	167,006
Average silver grade – grams per tonne	347	595	389	537
Average zinc grade – percent	2.03%	2.42%	2.29	2.26%
Average silver recovery – percent	89.3%	92.0%	89.1	91.0%
Silver – ounces	674,908	1,069,572	3,033,046	2,626,774
Zinc – tonnes	1,023	1,135	4,661	2,803
Copper – tonnes	132	170	512	401

Total cash cost per ounce (1)	$9.08	$6.56	$8.21	$7.07
Total production cost per ounce (1)	$13.38	$8.72	$12.07	$9.51

Payable ounces of silver	630,957	1,005,014	2,823,869	2,458,600

* Production and cost figures are for Pan American’s share only. Pan American’s ownership was 95%.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2010	2009	2010	2009

Manantial Espejo Mine

Tonnes milled	188,929	188,149	717,463	632,949
Average silver grade – grams per tonne	187	186	191	209
Average gold grade – grams per tonne	2.23	3.63	2.81	3.79
Average silver recovery – percent	91.7%	87.9%	90.5%	87.6%
Average gold recovery – percent	95.1%	94.5%	94.7%	94.6%
Silver – ounces	1,008,953	1,006,823	3,964,822	3,783,183
Gold – ounces	12,411	19,533	62,843	71,892

Total cash cost per ounce (1)	$6.08	0.11	$1.61	(0.84)
Total production cost per ounce (1)	$14.53	9.12	$10.16	8.19

Payable ounces of silver	1,007,439	1,005,313	3,958,874	3,777,508

(1)
Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that, in addition to cost of sales, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company’s performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash costs per ounce does not have a standardized meaning prescribed by Canadian GAAP as an indicator of performance. A reconciliation is shown below.

Cash Costs and Total Production Costs per Ounce of Payable Silver
(net of by-product credits)
		Three months ended		Twelve months ended
		December 31,		December 31,
		2010	2009	2010	2009
Cost of sales		$78,760	$72,697	$305,696	$245,637

Add/(Subtract)
Smelting, refining, and transportation charges		16,849	19,015	66,441	64,118
By-product credits		(65,483)	(69,357)	(253,925)	(215,657)
Mining royalties		6,507	5,598	21,300	11,867
Workers participation and voluntary payments		(2,552)	(463)	(6,230)	(1,151)
Change in inventories		4,269	1,633	5,977	15,068
Other		(2,040)	1,888	(5,092)	3,368
Minority interest adjustment		(560)	(501)	(2,112)	(2,144)
Cash Operating Costs	A	$35,750	30,510	$132,055	121,106

Add/(Subtract)
Depreciation and amortization		21,131	24,375	86,483	83,169
Asset retirement and reclamation		732	753	2,929	2,998
Change in inventories		8	(2,195)	1,212	3,388
Other		(337)	(70)	(755)	(271)
Minority interest adjustment		(274)	(260)	(1,108)	(867)
Production Costs	B	$57,010	$53,113	$220,816	$209,523

Payable Ounces of SilverC		5,410,003	5,696,804	23,224,366	21,888,131
Total Cash Operating Costs per Ounce A/C		$6.61	$5.36	$5.69	$5.53
Total Production Costs per Ounce	B/C	$10.54	$9.32	$9.51	$9.57

Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31, 2010
(Unaudited in thousands of U.S. dollars)
	2010	2009
Assets
Current
Cash	$179,921	$100,474
Short-term investments	180,583	92,623
Accounts receivable	66,893	66,059
Income taxes receivable	87	12,132
Inventories	106,854	93,446
Unrealized gain on commodity contracts	-	160
Future income taxes	8,172	4,993
Prepaid and other deferred expenses	6,520	2,568
Total Current Assets	549,030	372,455

Mineral property, plant and equipment, net	1,492,538	1,457,724
Long-term refundable tax receivable	28,171	11,909
Future income taxes	1,251	-
Other assets	1,618	6,521
Total Assets	$2,072,608	$1,848,609
Liabilities
Current
Accounts payable and accrued liabilities	$81,230	$96,159
Future income taxes	4,312	-
Income taxes payable	29,699	4,021
Total Current Liabilities	115,241	100,180

Provision for asset retirement obligation and reclamation	69,463	62,775
Future income taxes	331,228	305,820
Other liabilities	28,614	20,788
Total Liabilities	544,546	489,563

Non-controlling Interests	7,774	15,256

Shareholders’ Equity
Share capital (authorized: 200,000,000 common shares of no par value)	1,272,860	1,206,647
Contributed surplus	45,303	47,293

Accumulated other comprehensive income	9,346	1,618
Retained earnings	192,779	88,232
Retained earnings and accumulated other comprehensive income	202,125	89,850
Total Shareholders’ Equity	1,520,288	1,343,790
Total Liabilities, Non-controlling Interests and Shareholders’ Equity	$2,072,608	$1,848,609

Pan American Silver Corp.
Consolidated Statements of Operations
(Unaudited In thousands of U.S. dollars, except for share and per share amounts)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2010	2009	2010	2009

Sales	$191,099	$154,406	$631,986	$454,812
Cost of sales	78,760	72,697	305,696	245,637
Depreciation and amortization	21,131	24,375	86,483	83,169
Mine operating earnings	91,208	57,334	239,807	126,006

General and administrative	5,900	3,571	17,109	12,769
Exploration and project development	433	4,609	24,527	9,934
Accretion of asset retirement obligation	732	753	2,929	2,998
Doubtful accounts and inventory provisions	1,461	-	4,754	4,375
Operating earnings	82,682	48,401	190,488	95,930
Interest and financing expenses	(766)	(2,472)	(2,061)	(4,292)
Investment and other income (expenses), net	3,090	(3,407)	5,488	(1,467)
Foreign exchange gains (losses)	4,762	1,781	11,058	(1,018)
Net (losses) gains on commodity and foreign currency
contracts	(201)	(414)	(237)	1,918
Net gains (losses) on sale of assets	76	8	651	(220)
Income before taxes and non-controlling interest	89,643	43,897	205,387	90,851
Non-controlling interests	(28)	(863)	(1,827)	(1,097)
Income tax provision	(43,226)	(15,229)	(90,987)	(27,756)
Net income for the period	$46,389	$27,805	$112,573	$61,998

Earnings per share:

Basic income per share	$0.43	$0.31	$1.05	$0.71
Diluted income per share	$0.43	$0.31	$1.05	$0.71

Weighted average number of shares outstanding
(in thousands)
Basic	107,227	88,337	106,969	87,578
Diluted	108,043	88,950	107,575	87,751

Pan American Silver Corp.
Consolidated Statements of Cash Flows
(Unaudited In thousands of U.S. dollars)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2010	2009	2010	2009

Operating activities
Net income for the period	$46,389	$27,805	$112,573	$61,998
Reclamation expenditures	(372)	(500)	(1,045)	(992)
Items not affecting cash:
Depreciation and amortization	21,131	24,375	86,483	83,169
Asset retirement and reclamation accretion	732	753	2,929	2,998
Net (losses) gains on sale of assets	(76)	(8)	(651)	220
Future income taxes	15,646	2,418	17,227	2,113
Unrealized (losses) gains on foreign exchange	(3,781)	(3,099)	(9,976)	1,478
Non-controlling interests	28	863	1,827	1,097
Other operating adjustments and charges	1,461	2,770	4,754	7,145
Gain on disposal of securities for acquisition of
subsidiary	-	(3,640)	-	(6,353)
Net change in unrealized (gains) losses on commodity
and foreign currency contracts	(79)	54	160	(3,597)
Stock-based compensation	1,518	694	4,028	2,382
Changes in non-cash operating working capital	1,032	(367)	23,947	(35,782)
Cash generated by operating activities	83,629	52,118	242,256	115,876

Investing activities
Mining property, plant and equipment expenditures (net	(29,639)	(8,617)	(83,370)	(52,751)
of related accruals)
Acquisition of net assets of subsidiary, (net of $4.3
million cash acquired)	-	942	-	942
Net (purchase of) proceeds from sale of short-term
investments	(41,630)	(6,285)	(80,162)	(80,136)
Proceeds from sale of assets	95	71	1,337	208
Proceeds from (purchase of) other assets	2,222	(4,051)	(3,922)	(14,605)
Cash used in investing activities	(68,952)	(17,940)	(166,117)	(146,342)

Financing activities

Proceeds from issuance of common shares	8,726	-	11,887	103,909
Share issue costs	-	-	-	(5,592)
Dividends paid	(2,680)	-	(8,026)	-
Net payments to non-controlling interests	(312)	-	(992)	-
Net proceeds (repayments) from advances on metal	4,474	955	(270)	5,742
shipments and loans
Cash generated by financing activities	10,208	955	2,599	104,059

Cash, beginning of period	154,442	65,249	100,474	26,789
Increase in cash during the period	24,885	35,133	78,738	73,593
Effect of exchange rate changes on cash	594	92	709	92
Cash, end of period	$179,921	$100,474	$179,921	$100,474

Supplemental Cash Flow Information
Interest paid	$-	$-	$-	$-
Taxes paid	$10,085	$5,018	$36,651	$21,655
Significant Non-Cash Items
Debenture and equity issued to acquire mineral interest	$-	$514,870	$47,517	$514,870
Stock compensation issued to employees and directors	$2,024	$335	$4,768	$1,963